Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Number 333-219412 Issuer Free Writing Prospectus dated February 15, 2018

New Great-West Financial variable annuity helps advisors, investors manage for market cycles

Great-West Capital ChoiceTM offers potential to achieve gains while managing downside risk

Multiple index-linked, floor and buffer options

GREENWOOD VILLAGE, Colo. Feb. xx, 2018 — Great-West Financial is announcing the launch of Great-West Capital ChoiceTM a single-premium, deferred index-linked variable annuity (ILVA) that offers investors the potential to grow principal and still have measures of protection.

Investors in an ILVA may achieve growth of principal through market gains — up to a specified cap — while managing risk during periods of market decline through pre-established measures of protection strategies.

“As individuals approach the later stages of their working years they want to minimize their exposure to market risk while still taking advantage of upside potential,” said Bob Shaw, President of Individual Markets at Great-West Financial. “Great-West Capital Choice is designed to help advisors create a strategy so their clients can continue to invest while protecting themselves and offering them the flexibility they need if their goals change.”

Capital Choice employs a flexible strategy that allows an investor to strike a balance between upside potential on a tax-deferred basis and measures of downside protection through multiple options. Capital Choice enables advisors to choose one or more well-known index-linked options: S&P 500® Price Return Index2, Russell 2000® Price Return Index3, NASDAQ-100 Price Return Index4 and MSCI EAFE Price Return Index.5

The new offering employs multiple floors and a buffer — or some combination of both — in order to create a strategy that matches an investor’s appetite for potential accumulation with their tolerance for risk.

A floor acts as a “stop-loss,” adding a measure of protection when index losses occur beyond a pre-set threshold. A buffer adds a measure of protection when index losses occur within a pre-set range, but not beyond.

Capital Choice is the first ILVA from Great-West Financial and underscores the 125-year-old firm’s commitment to expanding options for advisors who wish to help individuals seeking to achieve their financial goals with innovative, flexible solutions that can be tailored to their needs.

Great-West is launching fee and commission-based versions of Capital Choice designed specifically for advisors working within broker dealers or as registered investment advisors.

Great-West Capital Choice offers advisors and their clients a variety of options to create a strategy that fits an individual’s goals.

Great-West Capital Choice Key Features:

Investments: Capital Choice enables advisors to choose one or more well-known index-linked options: S&P 500® Price Return Index2, Russell 2000® Price Return Index3, NASDAQ-100 Price Return Index4, MSCI EAFE Price Return Index.5

Protection: Capital Choice comes with two distinct measures of protection options. Advisors may choose from multiple floor options, a buffer or a combination of both to create a strategy that matches a client’s appetite for potential accumulation with risk tolerance.

Investment performance is based on the performance of the indices selected. Allocations are not invested directly in an index.

Flexibility: Adjustments can be made to the strategy each year on the contract anniversary as needs change6.

There is a substantial risk of loss of principal depending upon the chosen Index Strategy. The cap may cause the investment to underperform the Index.

Learn more about Great-West Capital Choice through Great-West Financial.

About Great-West Financial

Established nearly 125 years ago, Great-West Financial’s offerings range from investments, life insurance, annuities and executive benefits products marketed under the Great-West Financial brand to retirement savings products and services provided by Empower Retirement.

Great-West Financial® is a registered mark of Great-West Life & Annuity Insurance Company. It is an indirect, wholly owned subsidiary of Great-West Lifeco Inc. and “A Member of the Power Financial Corporation Group of Companies” ®.

Media Contact:

Stephen Gawlik | Office: 303-737-0899 | Cell: 617-417-4408 | stephen.gawlik@greatwest.com

1 Protection options are referred to as crediting factors in prospectus.

2 The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Great-West Life & Annuity Insurance Company (“Great-West”). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great-West. This annuity product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.

3 The Russell 2000® Index is a trademark of Russell Investments and has been licensed for use by Great-West Life & Annuity Insurance Company (“Great-West”). This annuity product is not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in this annuity product. Equity securities of small and mid-size companies may be more volatile than securities of larger, more established companies.

4 Nasdaq®, NASDAQ®, and NASDAQ-100® are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Great-West Life & Annuity Insurance Company. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the product(s). Foreign investments involve special risks, including currency fluctuations, taxation differences and political developments.

5 The products or securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such products or securities or any index on which such products or securities are based. The prospectus contains a more detailed description of the limited relationship MSCI has with Great-West Life & Annuity Insurance Company and any related products. Foreign investments involve special risks, including currency fluctuations, taxation differences and political developments.

6 If we are not notified to move the contract value to another strategy, the current strategy subject to the new cap will remain in effect for the next contract year. Great-West Financial® retains the right to change the current cap at its discretion subject to the minimum cap of 1.5%.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 877-723-8723.

Carefully consider the investment objectives, risks, fees and expenses of the annuity and/or the investment options. Contact us for a prospectus, a summary prospectus and disclosure document, as available, containing this information. Read them carefully before investing.

Securities offered or distributed through GWFS Equities, Inc., Member FINRA/SIPC and a subsidiary of Great-West Life & Annuity Insurance Company.

Variable annuities and variable life insurance products are long-term investments and may not be suitable for all investors. Withdrawals and any earnings may be subject to withdrawal charges, a market value adjustment, income tax and, before age 59 1⁄2, an additional 10% federal penalty tax. Investments in these products are subject to fluctuating values of the underlying investment options, including the possible loss of principal, contract value and protection benefits. There are fees and charges associated with variable annuities which may include, but are not limited to, mortality and expense risk charges, sales, withdrawal charges, surrender charges and administrative fees.

Index linked annuity contracts (ILVA-Core, ILMGA-Core, ILVA-RIA-Core, ILMGA-RIA-Core) and appropriate state variations are issued by GWL&A. GWL&A is not licensed to do business in New York. Contracts may not be available in all states.

Great-West Life & Annuity Insurance Company and Great-West Life & Annuity Insurance Company of New York do not offer or provide investment, fiduciary, financial, legal or tax advice or act in a fiduciary capacity for any client unless explicitly described in writing. Please consult with your investment advisor, attorney and/or tax advisor as needed.

Great-West Financial®, Empower Retirement and Great-West InvestmentsTM are brand names of Great-West Life & Annuity Insurance Company (Greenwood Village, CO); Great-West Life & Annuity Insurance Company of New York (New York, NY); and their subsidiaries and affiliates. GWL&A is an indirect, wholly owned subsidiary of Great-West LifeCo, Inc. Power Financial Corporation holds a controlling interest in LifeCo. LifeCo and Power Financial do not guarantee products or services of GWL&A or its subsidiaries. Putnam is the mark of Putnam Investments, LLC, an affiliate of GWL&A.

©2018 Great-West Life & Annuity Insurance Company. All rights reserved. AM426469-0218

Unless otherwise noted: NOT FDIC, NCUA/NCUSIF INSURED | NOT A DEPOSIT | NOT GUARANTEED BY ANY BANK OR CREDIT UNION | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY | FUNDS MAY LOSE VALUE | NOT A CONDITION OF ANY BANKING OR CREDIT UNION ACTIVITY